Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Jefferies LLC

520 Madison Avenue

New York, New York 10022

Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

Piper Sandler & Co.

800 Nicollet Mall, Suite 800

Minneapolis, Minnesota 55402

May 2, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cindy Polynice, Suzanne Hayes, Ibolya Ignat, Vanessa Robertson

Re:	ACELYRIN, INC.

Registration Statement on Form S-1, as amended (File No. 333-271244)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of ACELYRIN, INC. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it becomes effective as of 4:00 p.m. Eastern time on May 4, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Morgan Stanley & Co. LLC
Jefferies LLC
Cowen and Company, LLC
Piper Sandler & Co.

Acting severally on behalf of themselves and the several Underwriters named in Schedule I hereto

By:	Morgan Stanley & Co. LLC

By:	/s/ Frank Tang
	Name:	Frank Tang
	Title:	Executive Director

By:	Jefferies LLC

By:	/s/ Michael Brinkman
	Name:	Michael Brinkman
	Title:	Managing Director, Joint US Head of Biopharmaceuticals

By:	Cowen and Company, LLC

By:	/s/ Bill Follis
	Name:	Bill Follis
	Title:	Managing Director

By:	Piper Sandler & Co.

By:	/s/ Chad Huber
	Name:	Chad Huber
	Title:	Co-Head of ECM

[Signature Page to the Underwriters’ Acceleration Request]

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